JSAT

02060152

CID-B-02-010
November 18, 2002

RECD S.E.C.
DEC - 2 2002
1086

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed documents are as follows:

- Operating Results for the 2nd Quarter Ended September 30, 2002 (dated November 14, 2002)
- Notice Regarding Purchase of The Company's Own Shares in The Market (dated November 14, 2002)

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

November 14, 2002
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From October 31, 2002 to November 13, 2002
2.	Total Number of Shares Purchased:	149 shares
3.	Aggregate Amount of the Purchase:	¥59,275,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 18th Ordinary General Meeting of Shareholders held June 26, 2002

· Class of Shares to Be Acquired:	JSAT's common stock
· Total Number of Shares to Be Acquired:	Up to 6,000 shares
· Aggregate Amount of Shares to Be Acquired:	Up to ¥4.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2002 to November 13, 2002

· Total Number of Shares Purchased:	4,628 shares
· Aggregate Amount of the Purchase:	¥2,259,569,000

November 14, 2002
JSAT Corporation

Operating Results for the 2nd Quarter Ended September 30, 2002

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the second quarter ended September 30, 2002. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)

(¥ Millions)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	Change (%)	June 30, 2002
Revenues	11,423	9,652	+18.3	10,647
Operating income	3,203	2,665	+20.2	2,438
Net income	1,902	1,251	+52.0	1,048
Total assets	174,593	167,421	+4.3	178,778
Shareholders' equity	94,856	93,103	+1.9	96,130
Net operating cash flow	5,726	5,841	-2.0	8,681
EBITDA	7,624	6,591	+15.7	6,563
EBITDA margin	66.7%	68.3%	-1.6	61.6%
Net income per share	¥4,982.18	¥3,265.93	+52.6	¥2,734.90
Weighted average number of shares outstanding	381,737	383,154	-	383,154

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

2. Overview of Results

Total revenues for the second quarter ended September 30, 2002, increased by ¥1,770 million, or 18.3%, to ¥11,423 million, compared to ¥9,652 million in the second quarter ended September 30, 2001. The main contributing factors were the consolidation of Satellite Network, Inc. ("SNET") effective from the previous third quarter; the commencement of the JCSAT-110 Digital Satellite Broadcasting Services; and higher revenues from telecommunications carrier services provided for the NTT Group following the acquisition of additional assets on the N-STARa and N-STARb satellites in the second quarter.

Operating expenses increased by ¥1,233 million, or 17.7%, to ¥8,220 million. The increase in operating expenses primarily attributed by an increment in uplink costs associated with the commencement of the JCSAT-110 service; and an increase in in-orbit insurance costs with higher premium rates prompted by the September 11 terrorist attacks in the United States. Operating income rose ¥583 million, or 20.2%, to ¥3,203 million on the higher total revenues. Other income was ¥77 million, as compared to other expenses of ¥408 million recorded in the previous second quarter, due partly to a substantial decline in other expenses reflecting reduced interest expenses following the repayment of long-term bank borrowings. As a result, net income increased by ¥651 million, or 52.0%, to ¥1,902 million, compared to ¥1,251 million in the previous second quarter.

EBITDA was ¥7,624 million, or 66.7% of total revenues as compared to ¥6,591 million, or 68.3% of total revenues for the previous second quarter.

Revenues for each service in the second quarter were as follows:

(1) Telecommunications business services

Revenues from telecommunications business services rose ¥491 million, or 17.1%, to ¥3,351 million, compared to ¥2,860 million for the previous second quarter. While certain clients reduced transponder capacity in the second quarter, this was more than offset by the revenue boost given by the consolidation of SNET and an increase in demand for international TV relay services.

(2) Satellite broadcasting services

Revenues from satellite broadcasting services rose ¥983 million, or 22.2%, to ¥5,404 million, compared to ¥4,421 million for the previous second quarter. This growth was mainly driven by the start of JCSAT-110 Digital Broadcasting Services; the rise of service fees under the four-annual-step tariff related to JCSAT-4A in respect to CS digital broadcasting service

"SkyPerfecTV!;" and an increase in the number of channels offered by newly licensed broadcasters since the second half of the previous fiscal year.

(3) Telecommunications carrier services

Revenues from telecommunications carrier services, in which JSAT provides satellite transmission capacity for the NTT Group, were up ¥234 million, or 10.7%, at ¥2,418 million, from ¥2,184 million. This reflected additional contracts with NTT East Corporation and NTT West Corporation ("NTT East and NTT West") for the provision of additional transponder capacity following the acquisition of each company's interest in N-STARa and N-STARb (10 C-band transponders) on July 1, 2002.

(4) Others

Other services mainly consist of international telecommunications services and revenues from satellite control services for the NTT Group. Revenues from other services increased by ¥63 million, or 33.9%, to ¥250 million, compared to ¥187 million in the previous second quarter. Despite a tendency among certain overseas corporate clients to scale back transponder capacity, growing demand for B2B data communications and other services via JCSAT-2A, which came into service in May 2002, in the Asia-Pacific region and between Southeast Asian nations also made a contribution to revenues.

Revenues for each service are as follows:

(¥ Millions)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	Change	June 30, 2002
Telecommunications business services	3,351	2,860	+17.1	3,457
Satellite broadcasting services	5,404	4,421	+22.2	4,821
Telecommunications carrier services	2,418	2,184	+10.7	2,106
Others	250	187	+33.9	264
Total	11,423	9,652	+18.3	10,647

3. Cash Flows

In the second quarter ended September 30, 2002, net cash provided by operating activities was ¥5,726 million, down ¥115 million from ¥5,841 million in the previous second quarter. This was mainly due to a decrease in advances received from users of JCSAT-110 from the current fiscal year's first quarter.

Net cash provided by investing activities was ¥262 million. Payments for property and

equipment totaled ¥4,044 million, including ¥3,570 million for the purchase of the joint interests of NTT East and NTT West in the N-STARa and N-STARb satellites, and ¥329 million for the construction of new facilities at JSAT's Yokohama Satellite Control Center. Payments for business investments totaled ¥91 million, including investments of ¥66 million in Link and Share K.K. and ¥30 million in Nippon GPS Data Service Corporation. The foregoing were offset by proceeds of ¥4,397 million from investments in financial assets, including proceeds from short-term investments of funds.

Net cash used in financing activities was ¥4,479 million. The primary uses of cash were ¥2,116 million for the repayment of long-term borrowings, mainly from the Japan Bank for International Cooperation; and the acquisition of ¥2,140 million in treasury stock.

As a result, cash and cash equivalents at September 30, 2002 amounted ¥4,686 million, as compared to ¥2,518 million at September 30, 2001.

The summary of the cash flow statements is as follows:

(¥ Millions)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	June 30, 2002
Operating activities (net cash)	5,726	5,841	8,681
Net income	1,902	1,251	1,048
Depreciation and amortization	4,105	4,041	4,382
Other	(281)	549	3,251
Investing activities (net cash)	262	(17,441)	(19,295)
Property and equipment	(4,044)	(2,003)	(696)
Business investments	(91)	(6,452)	(61)
Financial investments	4,397	(8,987)	(18,538)
Financing activities (net cash)	(4,479)	9,189	12,921
Proceeds from short-term borrowings	-	7,500	500
Repayments of short-term borrowings	(550)	(7,500)	(1,500)
Proceeds from long-term borrowings	500	-	-
Repayments of long-term borrowings	(2,116)	(82)	(5,099)
Proceeds from issuance of convertible bonds	63	-	20,000
Proceeds from issuance of commercial paper	-	10,000	-
Payments for dividends	(103)	(692)	(848)
Payments for purchase of treasury stock	(2,140)	-	-
Other	(133)	(37)	(132)
Cash and cash equivalents at beginning of the quarter	3,153	4,935	866
Cash and cash equivalents at end of the quarter	4,686	2,518	3,153

4. Current Topics

(1) Establishment of Japan CableCast Inc.

On October 18, 2002, JSAT established Japan CableCast, a wholly owned subsidiary, to commercialize a satellite-based digital content distribution service for cable-TV operators called J-HITS. This is the culmination of efforts by JSAT since the December 2000 establishment of a planning company to commercialize a service that supports the digitalization of cable TV using satellites. Every effort will be made to prepare for the scheduled start of services in the first quarter of the year ending March 31, 2004.

Japan CableCast will create video content distribution networks for cable-TV operators in order to provide the J-HITS digital content distribution service, which includes Japan's first full-fledged Pay-Per-View ("PPV") service for these operators. J-HITS uses transmodulation to re-transmit signals from satellites to viewers via cable TV. This method will enable cable TV operators to provide a range of digital broadcasting services—promising new sources of earnings that include PPV services—without the need for huge investments in digitalization. Furthermore, J-HITS' use of three Conditional Access Systems in parallel, will allow cable TV operators to choose the set-top boxes and IC cards required for digital broadcasting services *from a wider variety of vendors. Viewers will also benefit by having a wider selection of set-*top boxes.

(2) JSAT and PanAmSat Corporation Form Joint Sales Agreement

JSAT and U.S.-based PanAmSat Corporation ("PAS") recently concluded a joint sales agreement covering the Asia-Pacific region. The network services will leverage both companies' fleets of communications satellites to cover a wide area, extending from the U.S. West Coast to Oceania and Asia, including Pakistan and India. The combined use of satellites offers flexibility in selecting orbital position, coverage area and other parameters that match customer needs.

The sales agreement adds another dimension to cooperation between JSAT and PAS. The two companies are already working toward the planned launch of the jointly owned Horizons-1 satellite into orbit above North America in the first quarter of the year ending March 31, 2004. This satellite will provide Japan-U.S. satellite telecommunications links and full coverage of North America. Looking ahead, the two companies will advance marketing and sales activities that give full play to their respective strengths.

Horizons Satellite LLC was established as a joint venture by JSAT's U.S.-based wholly

owned subsidiary JSAT International Inc. ("JII") and PAS to operate businesses centered on the Horizons-1 satellite. On October 28, 2002, Horizons Satellite obtained permission to operate a Type 1 Telecommunications Business from Japan's Ministry of Public Management, Home Affairs, Posts and Telecommunications.

5. Summary of Consolidated Financial Statements (unaudited)

(1) Summary of the Balance Sheets

(¥ Millions)

	As of Sep. 30, 2002	As of Sep. 30, 2001	As of Mar 31, 2002
Assets			
Current assets	33,692	21,061	17,408
Investments, etc.	19,352	19,101	22,082
Property and equipment	117,873	124,349	121,300
Other assets	3,678	2,910	2,642
Total assets	174,593	167,421	163,432
Liabilities and shareholders' equity			
Current liabilities	17,272	31,653	20,972
Long-term liabilities	61,880	42,114	44,979
Minority interests	584	550	574
Common stock	53,770	53,770	53,770
Additional paid-in capital	35,009	35,017	35,009
Retained earnings:			
Appropriated for legal reserve	-	-	237
Unappropriated	3,876	(110)	1,647
Accumulated other comprehensive income	4,449	4,432	6,062
Foreign currency translation adjustments	(111)	(5)	184
Treasury stock	(2,135)	(1)	(1)
Total shareholders' equity	94,856	93,103	96,907
Total	174,593	167,421	163,432

(2) Summary of Statements of Income

(¥ Millions)

Three months ended	Sep.30, 2002	Sep.30, 2001	Change (%)	June 30, 2002
Revenues	11,423	9,652	+18.3	10,647
Operating expenses	8,220	6,987	+17.7	8,209
Operating income	3,203	2,665	+20.2	2,438
Other income (expenses)	77	(408)	-	(494)
Income before income taxes and minority interests	3,279	2,257	+45.3	1,944
Income taxes	1,379	1,006	+37.0	885
Minority interests	(1)	-	-	11
Net income	1,902	1,251	+52.0	1,048

(3) Summary of the Cash Flows Statements

(¥ Millions)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	June 30, 2002
Operating activities (net cash)	5,726	5,841	8,681
Net income	1,902	1,251	1,048
Depreciation and amortization	4,105	4,041	4,382
Other	(281)	549	3,251
Investing activities (net cash)	262	(17,441)	(19,295)
Property and equipment	(4,044)	(2,003)	(696)
Business investments	(91)	(6,452)	(61)
Financial investments	4,397	(8,987)	(18,538)
Financing activities (net cash)	(4,479)	9,189	12,921
Proceeds from short-term borrowings	-	7,500	500
Repayments of short-term borrowings	(550)	(7,500)	(1,500)
Proceeds from long-term borrowings	500	-	-
Repayments of long-term borrowings	(2,116)	(82)	(5,099)
Proceeds from issuance of convertible bonds	63	-	20,000
Proceeds from issuance of commercial paper	-	10,000	-
Payments for dividends	(103)	(692)	(848)
Payments for purchase of treasury stock	(2,140)	-	-
Other	(133)	(37)	(132)
Cash and cash equivalents at beginning of the quarter	3,153	4,935	866
Cash and cash equivalents at end of the quarter	4,686	2,518	3,153

6. Financial Highlights under Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	Change	June 30, 2002
	¥ Million	¥ Million	%	¥ Million
Revenues	11,422	9,651	+18.3	10,647
Operating Income	3,428	2,845	+20.5	2,590
Net Income	1,843	1,192	+54.6	1,111
Total assets	173,081	166,033	+4.2	177,160
Shareholders' equity	95,775	94,022	+1.9	97,062
Operating cash flows	5,593	5,765	-3.0	8,549
EBITDA	7,470	6,624	+12.8	6,524
EBITDA margin	65.4%	68.6%	-3.2	61.3%
Net income per share	¥4,828.30	¥3,111.08	+55.2	¥2,901.52
Weighted average number of shares outstanding	381,737	383,154	-	383,154

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

7. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Millions)

	As of Sep. 30, 2002	As of Sep. 30, 2001	As of Mar. 31, 2002
Assets			
Current assets	27,105	20,354	15,355
Fixed assets	145,976	145,678	146,928
Total assets	173,081	166,033	162,283
Liabilities and shareholders' equity			
Current liabilities	16,663	31,030	20,380
Long-term liabilities	60,035	40,404	43,453
Minority interests	606	575	599
Common stock	53,769	53,769	53,769
Additional paid-in capital	31,770	31,770	31,770
Retained earnings	8,884	4,980	6,958
Unrealized gains on securities	3,565	3,507	5,137
Foreign currency translation adjustment	(80)	(4)	216
Treasury stock	(2,134)	(0)	(0)
Total shareholders' equity	95,775	94,022	97,850
Total	173,081	166,033	162,283

(2) Summary of Statements of Income

(¥ Millions)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	Change (%)	June 30, 2002
Revenues	11,422	9,651	+18.3	10,647
Operating expenses	7,993	6,806	+17.4	8,055
Operating income	3,428	2,845	+20.5	2,590
Other income (expenses)	148	(656)	-	(594)
Ordinary income	3,576	2,190	+63.3	1,996
Extraordinary income (expenses)	(358)	(16)	-	-
Income before income taxes and minority interests	3,217	2,173	+48.0	1,996
Income taxes	1,375	981	+40.2	876
Minority interests	(1)	-	-	8
Net income	1,843	1,192	+54.6	1,111

(3) Revenues for Each Service

(¥ Millions)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	Change	June 30, 2002
Telecommunications business services	3,141	2,624	+19.7	3,253
Satellite broadcasting services	5,403	4,420	+22.2	4,821
Telecommunications carrier services	2,418	2,183	+10.7	2,105
Others	459	422	+8.7	466
Total	11,422	9,651	+18.3	10,647

(4) Consolidated Statements of Cash Flow

(¥ Millions)

Three months ended	Sep. 30, 2002	Sep. 30, 2001	June 30, 2002
Operating activities (net cash)	5,593	5,765	8,549
Income before income taxes	3,217	2,173	1,996
Depreciation and amortization	3,993	4,042	4,271
Payments for income taxes	0	(12)	(1,549)
Other	(1,617)	(438)	3,830
Investing activities (net cash)	262	(17,382)	(19,294)
Property and equipment	(4,044)	(1,945)	(695)
Business investments	(90)	(6,452)	(61)
Financial investments	4,397	(8,985)	(18,538)
Financing activities (net cash)	(4,346)	9,207	13,052
Proceeds from short-term borrowings	-	7,500	500
Repayments of short-term borrowings	(550)	(7,500)	(1,500)
Proceeds from long-term borrowings	500	-	-
Repayments of long-term borrowings	(2,116)	(100)	(5,098)
Proceeds from issuance of commercial paper	-	10,000	-
Proceeds from issuance of convertible bonds	62	-	20,000
Payments for dividends	(103)	(692)	(848)
Payments for purchase of treasury stock	(2,139)	-	-
Cash and cash equivalents at beginning of the quarter	3,153	4,934	865
Cash and cash equivalents at end of the quarter	4,685	2,518	3,153

8. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the second quarter ended September 30, 2002. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67% ownership)

SNET is a major Type 2 telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Millions)

For three months ended	Sep. 30, 2002
Revenues	1,250
Operating Income	92
Net Income	13

(2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type 2 telecommunications carrier providing companies with satellite intranet services.

(¥ Millions)

For three months ended	Sep. 30, 2002
Revenues	618
Operating Income	(29)
Net Income	(28)

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 25 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Millions)

For three months ended	Sep. 30, 2002
Revenues	3,312
Operating Income	97
Net Income	106

Operating results for JSAT International Inc., which is before commencement of services, is not described in this report.